Exhibit 15.1

Update: Fundrise eFund Performance and New Strategy

The Fundrise eFund plans to transition away from its for-sale strategy and increase its focus on industrial assets through a new partnership with Saltbox

As you’re an investor in the Fundrise eFund, we wanted to provide you with an update on the performance of the fund to date, as well as make you aware of a shift in strategy that will influence the composition of the fund going forward. Specifically, we’re excited to announce a new partnership with Saltbox, an innovative logistics solutions company aiming to disrupt the industrial real estate industry. This partnership marks the beginning of a shift away from the eFund’s initial urban housing thesis and an increased focus on industrial assets for the fund going forward.

Portfolio Performance

When we first launched our eFunds in 2017, we set out to acquire and develop single-family homes primarily in the DC and Los Angeles metropolitan areas. Our intention was to capitalize on what we saw as a demographic-driven macro trend that was creating increasingly pent-up demand for affordable for-sale housing in these major MSAs. In DC and LA, a strong preference for proximity to urban centers and an increasingly attractive buy-versus-rent cost analysis was combining with inherent supply side constraints.

Although that strategy has resulted in net positive returns for the fund, it was conceived during a very different, pre-Covid world. In recent years, changing market dynamics have created headwinds for overall performance and resulted in the need to revisit the strategy.

While U.S. home prices broadly have experienced strong price appreciation over the last two years, appreciation in the DC and LA submarkets where the fund owns homes has been much more moderate. Generally, any such increases have not been sufficient enough to offset the significant cost increases in labor and materials, as well as supply chain and permitting delays that continue to extend the time it takes to bring renovated homes to market. Furthermore, as a result of net migration outflows, we expect that demand – and therefore prices – will continue to remain muted, even as covid-related restrictions continue to be lifted. DC in particular recently reported the largest percentage drop in population of any major city in the country, as many would-be homeowners and their families left to migrate to other cities.

While we plan to continue to execute on the business plan for the remaining homes within the portfolio (completing permitting, construction, renovations, etc), given these headwinds, we expect to increasingly look for nearer-term opportunities to exit these assets and transition to a new strategy that we feel is better aligned to the shifting dynamics of the post-pandemic environment.

What’s next: The industrial opportunity

As a reminder, one of the major benefits of the eFund structure is its unique tax efficiency. As a partnership, it avoids double taxation, meaning investors take home a larger percentage of the returns generated by an investment. Importantly, it also allows us to invest in non-REIT eligible assets that we believe have unique potential or upside but may not otherwise be able to be held by our other funds.

In evaluating new acquisition strategies, we sought to identify opportunities that are both in line with the same long-term macroeconomic drivers that we traditionally invest behind, and also stand to benefit from the tax-efficient structure. One of those macroeconomic drivers that we are extremely bullish on is the continued growth of e-commerce and subsequently its impact on the industrial real estate market.

Similar to the fundamentals underlying our multifamily and single-family rental strategies, the shift in demand for well-located industrial real estate assets is a trend that was already well underway but experienced an acceleration in growth as a result of the pandemic. Today, demand for industrial assets is at an all-time high, while rents are growing at record pace, and supply of new industrial assets remains constrained.

Looking ahead, rent growth is expected to remain well above historical averages throughout this year and beyond. Inflationary pressures are rising and systemic supply constraints on industrial-zoned land combined with supply-chain delays only further exacerbate the impact of an already limited amount of industrial development. We expect the result of all the above to be several years of strong outperformance for the industrial sector.

Our new partnership

While the industrial sector has experienced a boom over the last several years, this transformation has largely been driven by large-scale multinational e-commerce giants. Meanwhile, smaller independent retailers have been left with far fewer, less desirable options when it comes to fulfilling their logistics needs.

This is where Saltbox comes in. Much like Fundrise, Saltbox is a technology-driven disruptor that focuses on democratizing access to real estate, albeit for a different customer.

Saltbox is the modern warehouse for smaller e-commerce companies, and it is on a mission to empower the next generation of entrepreneurs to grow their businesses by providing flexible state-of-the-art operations and logistics solutions. Its unique model centers on offering a human-centric warehouse for small and medium-sized businesses and e-commerce companies, including the use of flexible office space, conference rooms, access to loading docks and even photo studios. The company currently operates five locations and is growing rapidly.

To facilitate this ambitious expansion, Saltbox and the Fundrise eFund have entered into a financing partnership whereby Fundrise will aim to invest a target $128 million over the next 24 months into the creation of new Saltbox locations. The first two locations are already underway, and we will be updating you with more information soon in upcoming asset updates.

In exchange, the eFund will receive exclusivity over certain markets as well as warrants to purchase common stock of Saltbox, which vest over time based on key deployment milestones. Together, we believe this partnership offers the eFund a unique opportunity to expand its portfolio by acquiring well-located industrial assets with a tenant “in-hand” and then converting or redeveloping those assets into new Saltbox locations. Over time, assuming the business continues to be successful, the eFund has the potential to own an attractive portfolio of new, fully stabilized industrial assets while also receiving the benefit of the increased value of Saltbox itself, thanks in part to the growth in new locations that the fund itself has financed. This would be a potential upside opportunity that benefits from the unique tax-advantage structure of the eFund.

You can read more about the partnership here.

Next Steps

Over the next few months, we hope to complete several more warehouse acquisitions with Saltbox as the primary tenant. As always, our goal with this strategy is to provide compelling performance to our investors over the long-term. While the underlying asset type is expected to shift, we believe that the overarching focus on major macroeconomic drivers continues to be rooted in the same fundamentals. As we progress, we will continue to keep you posted on any updates, including potential dispositions.

If you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.